14047609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United First Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 22 Heron Tower 110 Bishopsgate
(No. and Street)

London (City) | (State) | EC2N 4AY (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick Del Duca 212-266-5650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One Suite 4103 (Address) | Iselin (City) | NJ (State) | 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Dominick DelDuca, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United First Partners LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NEW YORK, NY
2/28/2014

Signature

FINOP
Title

Waveney Best
Notary Public

WAVENEY BEST
Notary Public, State of New York
No. 01BE6162590
Qualified in Queens County
Commission Expires March 12, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United First Partners

United First Partners LLC
Eleven Times Square
16th Floor
New York
NY 10036

Demetruis Berkower LLC
517 Route One,
Suite 4103
Iselin,
NJ 08830

February 28, 2014

Dear Sirs,

This representation letter is provided in connection with your audit of the financial statements of United First Partners LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, changes in liabilities and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 28, 2014, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 18, 2013, including our responsibility for the preparation and fair presentation of the financial statements and supplementary information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

United
First
Partners

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

- The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

Information Provided

- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the company from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: April 2013

- The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.

United
First
Partners

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the company's financial statements communicated by employees, former employees, analysts, regulators, short sellers, or others.

- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements

- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements

- We have obtained the most recent service auditor's report from our service organization Goldman Sachs and Fidessa. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2013.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP. We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We understand and acknowledge our responsibility for presenting the computation of net capital under Securities and Exchange Commission (SEC) Rule 15c3-1 and statement regarding exemption from reserve requirement in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934, and we believe the computation of net capital under rule 15c3-1 and statement regarding exemption from reserve requirement, including its form and content, is fairly presented in accordance with U.S. GAAP and Rule 17a-5. The methods of measurement and presentation of the computation of net capital under Rule 15c3-1 and statement regarding exemption from reserve requirement have not changed from those used in the prior period. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are reasonable.

United
First
Partners

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2013 or through February 28, 2014 other than disclosed in the financial statements.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives of SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2013.

  The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2013 and through February 28, 2014.

  Net capital computations prepared by us during the period January 1, 2013 through February 28, 2014 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2013 or during the period January 1, 2013 through February 28, 2014, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- There are no outstanding past due PCAOB accounting support fees.

- Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed

- Broker and option receivables recorded in the financial statements represent valid receivables and have been reduced to their estimated net realizable value.

United
First
Partners

- The Internal Revenue Service has not examined the Company's Federal income tax returns. The Company's filed Federal and state income tax returns for 2010 - 2012 are subject to examination by the IRS, generally for three years after they were filed. The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Accordingly, the provision for unpaid federal income taxes (liability for unrecognized tax benefits) in the balance sheet reflects all tax positions that the Company believes do not have greater than a 50% chance of realization after examination.

- We are aware of the requirements regarding expense-sharing agreements as specified in the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has appropriately recorded all expenses relative to the operation of its business and, therefore, is in compliance with the requirements stipulated in the letter.

Yours faithfully,

Signature: ____________________ Signature: ____________________

Title: **President** Title: **Chief Compliance Officer**

Signature: ____________________

Title: **Financial & Operations Principal (FINOP)**

United First Partners

United First Partners LLC
Eleven Times Square
16th Floor
New York
NY 10036

Demetruis Berkower LLC
517 Route One,
Suite 4103
Iselin,
NJ 08830

February 28, 2014

Dear Sirs,

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments to the Securities Investment Protection Corporation (SIPC) (General Assessment Reconciliation [Form SIPC-7]) for the year ended December 31, 2013, we confirm, to the best of our knowledge and belief, the following representations made to you during your engagement.

1. We are responsible for the presentation of the Schedule of Assessment and Payments and Form SIPC-7 in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934.

2. As of December 31, 2013, the Schedule of Assessment and Payments and Form SIPC-7 is presented in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934.

3. We are responsible for selecting the criteria and for determining that such criteria are appropriate for your purposes.

4. We have disclosed to you all known matters contradicting the information on the Schedule of Assessment and Payments and Form SIPC-7.

5. There have been no communications from regulatory agencies, internal auditors, and other independent practitioners or consultants relating to Schedule of Assessment and Payments and Form SIPC-7, including communications received subsequent to year end through the date of this letter.

6. We have made available to you all information that we believe is relevant to Schedule of Assessment and Payments and Form SIPC-7.

7. We have responded fully to all inquiries made to us by you during the engagement.

8. No events have occurred subsequent to December 31, 2013 through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments and Amended Form SIPC-7.

9. Your report is intended solely for the information and use of **United First Partners LLC,** the Financial Industry Regulatory Authority, Inc., and SIPC, and is not intended to be and should not be used by anyone other than those specified parties.

Yours faithfully,

Signature:__________ Signature:__________

Title: PRESIDENT Title: FINOP

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
United First Partners LLC

Report on the Financial Statements

We have audited the accompanying financial statements of **United First Partners LLC** (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **United First Partners LLC** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 28, 2014

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
United First Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by **United First Partners LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries and reviewed the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the year ending December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences.

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 26, 2014

UNITED FIRST PARTNERS LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)

YEAR ENDED DECEMBER 31, 2013

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2013	July 11,2013	$ 8,044.55	$ -
	February 28, 2014	12,717.03	
SIPC-7 general assessment for the year ended December 31, 2013			20,761.58
		$ 20,761.58	$ 20,761.58

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
United First Partners LLC

In planning and performing our audit of the financial statements of **United First Partners LLC** (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the significant deficiency noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 26, 2014

UNITED FIRST PARTNERS LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2013

UNITED FIRST PARTNERS LLC

CONTENTS

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2013
ASSETS	
Cash	$ 2,359,641
Restricted cash	203,803
Property and equipment (net of accumulated depreciation of $217,243)	394,221
Due from affiliates	38,649
Commissions receivable	191,088
Other assets	47,450
Total assets	$ 3,234,852
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 498,627
Due to affiliates	1,115,075
Total liabilities	1,613,702
Member's equity	1,621,150
Total liabilities and member's equity	$ 3,234,852

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2013
Revenues	
Commissions	$ 8,721,849
Interest income	759
Other Income	22,500
Total Income	8,745,108
Expenses	
Research fees	4,444,738
Occupancy and equipment costs	1,078,672
Brokerage Commissions and fees	682,391
Margin interest	28,623
Commission fees- related party	455,787
Professional fees	126,437
Employee compensation and benefits	1,675,647
Regulatory fees	145,551
Travel and entertainment	194,066
Office and other expenses	343,583
Total expenses	9,175,495
Net loss	$ (430,387)

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

		For the Year Ended December 31, 2013
Member's equity, beginning of Year	$	2,051,537
Net loss		(430,387)
Member's equity, end of Year	$	1,621,150

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2013
Cash flows from operating activities	
Net loss	$ (430,387)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Property & equipment depreciation	135,737
Changes in assets and liabilities:	
Restricted cash	110,845
Receivable from Broker	73,478
Due from affiliates	(38,649)
Commissions receivable	(191,088)
Other Assets	28,048
Accounts payable and accrued expenses	(252,202)
Due to affiliates	937,702
Net cash provided by operating activities	373,484
Cash flows used in investing activity	
Purchase of property and equipment	(8,333)
Net change in cash	365,151
Cash, beginning of Year	1,994,490
Cash, end of Year	$ 2,359,641

See accompanying notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis. The Company does not hold any customer funds or safekeep customer securities. The Company's broker dealer activity consists primarily of selling foreign corporate equity securities, foreign debt securities and U.S. equity securities. The Company commenced its broker dealer operations on August 28, 2012.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for standby letters of credit. See Note 6.

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2013, the Company's tax returns for tax years 2010 to 2012 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs, depreciation, and net operating losses for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2013, the Company's deferred tax asset is as follows:

Deferred Tax Asset	$ 226,000
Valuation Allowance	(226,000)
	$ –

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes (Continued)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

Leasehold improvements	$ 333,254
Furniture and fixtures	124,783
Office equipment	153,427
	611,464
Less: Accumulated depreciation and amortization	(217,243)
	$ 394,221

Depreciation expense for the year ended December 31, 2013 was $135,737

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2013, the Company has net capital of $691,951, which was $441,951 in excess of its required net capital of $250,000.

5. Operating Leases

Effective March 26, 2012, the Company entered into a lease agreement to lease office space in New York City that expires on September 30, 2017. The average monthly lease payment including escalation charges in 2013 was $29,235. The Company recognizes rent on a straight line basis.

Future minimum lease payments under the leases are as follows:

2014	$ 352,082
2015	353,350
2016	354,618
2017	266,598
	$ 1,326,649

6. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $203,803 to guarantee payment of its leased office space. The Company has pledged deposits of $203,803 as collateral. As of December 31, 2013, no amounts were drawn on the letters of credit.

7. Related Party Transactions

As of December 31, 2013, $38,649 is owed from:

UFP LLC	$ 7,149
Member	31,500
	$ 38,649

As of December 31, 2013, $1,115,047 owes to:

Schneider Trading Associates	$ 843,517
UFP Research SA	264,619
UFP Holdings LLC	6,938
	$ 1,115,074

Total expenses paid by affiliates for commissions, regulatory, research and operating expenses amounted to $5,404,469 in 2013.

United First Partners, LLC has entered into a profit-sharing agreement with Schneider Trading Associates Limited (STA), Goldman Sachs International and Goldman Sachs Execution & Clearing LP, whereby Schneider Trading Associates Limited has deposited a sum of $2,000,000 with Goldman Sachs International as pre-margin funding in relation to trading activities conducted by Schneider Trading Associates Limited with Goldman Sachs International and by United First Partners, LLC with Goldman Sachs Execution & Clearing LP. $1,000,000 of the pre-funding margin can be relied upon by Goldman Sachs Execution & Clearing LP in respect of transactions executed by United First Partners, LLC, although the sum of approximately $500,000 is currently physically held

by Goldman Sachs Execution & Clearing LP. Schneider Trading Associates Limited entered into this agreement due to its relationship with United First Partners, LLC's sister company in the UK, United First Partners, LLP. The agreement can be terminated by giving six months notice by either party.
Under the terms of the agreement, the Company pays a five percent profit share to STA based upon gross commissions less certain clearing fees earned by the Company. For the year ended December 31, 2013, the Company paid approximately $456,000 to STA.

8. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2013 consist of the following:

Long positions of foreign currencies in United States Dollars	
Great Britain	$ 2,682,774
Euro	1,017,426
Other	831
Short positions of foreign currencies in United States Dollars	
Canadian	(20,560)
Other	(19)
Cash in foreign currencies	3,680,452
Short positions in United States Dollars	(2,548,980)
Cash on deposit with broker	1,131,472
Cash in bank	1,228,169
Total cash and cash equivalents	$ 2,359,641

9. Regulatory Actions

On December 27, 2012, Financial Industry Regulatory Industry's ("FINRA") Member Regulation had referred the exceptions found in the 2012 exam relating to the Company's net capital calculations and FOCUS fillings to their Enforcement Department for review and disposition.

On March 27, 2013 a Final letter of Acceptance, Waiver and Consent ("AWC") concerning the alleged rule violations was accepted by FINRA. Without admitting or denying the findings, the Company was censured and fined $10,000. The fine was paid in full.

In July, 2013, FINRA began an investigation into a complaint regarding certain transactions at the Company. The Company has responded to documentation requests from FINRA. The investigation, as of date of this report, is still open. The probability and potential effect of an adverse outcome on the Company's financial condition and results of operations cannot be determined at the report date.

10. Subsequent Events

The Company has evaluated subsequent events for the period January 1, 2014 through February 28, 2014, the date the financial statements were available to be issued and has not identified any subsequent events that require adjustment or disclosure in these financial statements.

UNITED FIRST PARTNERS LLC

**SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

		December 31, 2013
Total member's equity		$1,621,150
Deductions		
Non-allowable assets:		
Restricted cash	203,803	
Property and equipment	394,221	
Due from affiliates	38,649	
Other assets	47,450	
Non allowable commissions receivable	21,651	
Total non-allowable assets		705,774
Net capital before haircut on foreign currencies		915,376
Haircut on foreign currencies		223,425
Net capital		$ 691,951
Computation of alternative net capital requirement		
2% of combined aggregate debit items as shown in formula for reserve requiements pursuant to Rule 15c3-3 prepared as of the net capital computation		
Minimum dollar net capital requirement		250,000
Net capital requirement - greater of 2% of aggregate debit items or minimum dollar amounts		250,000
Excess net capital		$ 441,951
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirement		$ 391,951
Percentage of net capital to aggregate debits		-

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.

UNITED FIRST PARTNERS LLC

SCHEDULE II - STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT UNDER RULE 15 c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for customers, as defined in Rule 15c3-3. Accordingly, the Company is exempt from the requirements of that Rule and therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding cutomer assets, requirement computation or information relating to possession or control regarding customer assets.